

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2013

Via E-mail
Dmitry Loschinin, CEO
Luxoft Holding, Inc.
Themistokli Dervi, 5
Elenion Building, 2<sup>nd</sup> Floor
1066, Nicosia
Cyprus

> **Re:     Luxoft Holding, Inc.**
> **Amended Draft Registration Statement on Form F-1**
> **Submitted April 29, 2013**
> **CIK No. 0001538375**

Dear Mr. Loschinin:

We have reviewed your amended draft registration statement and have the following comments.  References to prior comments are to those in our letter dated April 12, 2013.

General

1.     It appears that the representations specified by Instruction 2 to Item 8.A.4. of Form 20-F should have been filed as an exhibit to this amendment.  Please refer to our letter dated April 15, 2013. We expect draft registration statements to be substantially complete at the time of submission, including exhibits.

Industry Data and Other Information, page 46

2.     We note your response to prior comment 12.  The introductory paragraph of this section continues to state that you have not independently verified the market and industry data included in the prospectus.  Please remove this qualifying language.

Compensation of directors and executive officers, page 111

3.     You disclose in this section that one director was awarded a "small number of shares" in 2012 under your stock option plan.  Please confirm that the value of these shares is included in the $3.0 million in aggregate compensation disclosed on page 111.  If not, revise to include the value of such shares.  Refer to Item 4.a of Form F-1 and Item 6.B.1 of Form 20-F.

Certain Relationships and Related Party Transactions, page 118

4.    We note your response to prior comment 24.  In regard to the guarantees and suretyships under which IBS and its affiliates guarantee performance of the company's obligations, disclose under what circumstances, if any, IBS can be released from its obligations under such agreements.

Audited Consolidated Financial Statements

Consolidated statements of comprehensive income, page F-6

5.    Tell us what consideration has been given to providing pro forma EPS and related computations for the latest fiscal year and interim period giving effect to the change in your common equity structure following this offering.  In this regard, tell us how you have you considered disclosing pro forma EPS for Class A and Class B common shares, particularly the impact of the Class B conversion feature on diluted EPS of the Class A common shares.

Revenue recognition, page F-14

6.    It is still not clear how your revenue policy addresses the software accounting guidance in ASC 985-605.  You offer software development services and IT solutions but your policy addresses revenue recognition in rather general terms.  Further, your critical accounting policy revenue recognition disclosures on page 73 refer to SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" as amended by SAB No. 104, "Revenue Recognition" without reference to the ASC 985-605 literature.  Please advise and revise your revenue recognition accounting policy disclosures accordingly.  In this regard, please tell us how you considered the provisions of ASC 985-605-25 paragraphs 2 through 14 in determining how to account for your services on either a time and materials or fixed price basis and how your accounting policy takes into account multiple elements such as post contract customer support.

7.    We are considering your response to prior comment 31 and have the following additional comments:

   •   Please confirm that you have entered into no customer contracts that include the sale or license of iviLink, as well as your other software platforms, and that no revenue has been recognized from the sale of these platforms.
   •   Please tell us and disclose how customers and other developers obtain iviLink and your other software platforms.  In this regard, it appears that the software platform is available for free download on the internet.

8.      We are considering your response to prior comment 31 and have the following additional comments related to Horizon:

- We note that Luxoft International entered into an assignment and license back agreement with Deutsche Bank AG relating to your Horizon product on December 31, 2012.  Your response states that you plan to distribute Horizon software in the future and that no revenue was earned from sales of this product as of December 31, 2012.  Please revise disclosures throughout your filing to clearly identify Horizon as being a product that has not yet been sold.
- Further, tell us how you accounted for the assignment and license back transaction with Deutsche Bank.  Please identify the accounting entries related to Horizon and Deutsche Bank in all periods presented.  In this regard, ensure that you describe the development of the product, the assignment and license back transaction and where the line items in the financial statements that reflect the impact of this transaction.

Your amended document should include a copy marked to show changes from the prior filing.  Please ensure that the marked copy is submitted electronically and conforms to the requirements of Item 310 of Regulation S-T.  HTML versions of the marked document display changes made within paragraphs and are particularly helpful in the review process.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.  For all other comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462.  Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc:     Via E-mail
        Joshua G. Kiernan, Esq.
        White & Case LLP